Exhibit 99.1

NQ Mobile Rejects as False Allegations in Seeking Alpha Article

BEIJING and DALLAS, December 11, 2012 – NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today rejected as false allegations made in an article (“Seeking Alpha Article”) published on seekingalpha.com on December 10, 2012, written by an author named “FJE Research“ who has admitted to holding a short position in the Company.

NQ Mobile strongly rejects these allegations and notes that FJE Research’s commentary contains numerous inaccuracies and misleading speculations based on flawed arguments and illustrates a lack of understanding of the Company’s business model. The Company also stands firm and ready to protect its reputation and reserves legal rights against any deliberately false accusation. The following statements clarify the key misleading areas contained in the Seeking Alpha Article:

NQ Mobile market share data in China

Contrary to allegations regarding NQ Mobile’s market share in the Seeking Alpha Article, the third quarter 2012 Sino MR research report indicates that NQ Mobile has 63% of registered mobile security users in China. Sino MR is wholly owned by renowned market research firm, GfK Group, and has reported NQ Mobile’s market share in China as greater than 60% in every quarter since May 2011. The Company also notes that the Sino MR research report is among the very few that are publicly released each quarter.

Because the third quarter 2012 Sino MR report was issued after NQ Mobile released its third quarter earnings on November 12, 2012, data from the report did not appear in the Company’s third quarter 2012 earnings release.

The third quarter 2012 Sino MR report on mobile security market in China (in Chinese only) is publicly available at the following link:

http://www.sino-mr.com/cn/uploadfile/20121120095205728.pdf

NQ Mobile user acquisition channels in China

NQ Mobile mainly acquires users through three major channels. For the third quarter of 2012, roughly 20% of NQ Mobile’s newly acquired user accounts were acquired from pre-installation with handset manufacturers, which are mostly in China; approximately 40% were acquired through various online downloading channels; and approximately 40% were accrued through viral marketing.

The third-party app stores listed in the Seeking Alpha Article are only a small part of the Company’s online downloading channels, and the Company does not invest heavily in these stores because it finds that the returns on them do not justify the investment due to their low conversion rates. In the third quarter of 2012, out of the online downloading channels that the Company employs to acquire users, less than 20% of the new user accounts the Company acquired in China are acquired through app stores. The rest are from working with a number of mobile ad networks to provide users with direct download from the Company’s server. The Company is prudent on spending and constantly works to minimize its user acquisition cost. The Company finds the ad network channel to be the most effective and cost-efficient method to promote its apps and generate registered users.

Pre-installation is another important user acquisition channel for NQ Mobile in China. Almost 7.6 million, or 20%, of the Company’s 38 million newly added registered user accounts in the third quarter of 2012 came from this channel, with most of the accounts being in China. The Company has extensive pre-installation relationships with major mobile device manufacturers. As of the end of October 2012, NQ Mobile has pre-installed its app in more than 55 million smart devices produced by a number of major manufacturers such as Huawei, ZTE, Coolpad, Hisense, Gionee, Motorola, Samsung and Nokia.

The Seeking Alpha Article ignored both pre-installation and the viral channels for NQ Mobile’s user acquisition and, for the online downloading channels, it also ignored the important ad network channel and only focused on the least meaningful user acquisition channels for NQ Mobile.

Internet search engine indexes, web forums and microblogging websites

The Company does not consider internet search engine indexes, most of which are performed through Internet search rather than on mobile platforms, to have any meaningful indication of its user base; nor do internet search engines form a significant user acquisition channel for NQ Mobile. NQ Mobile has long stopped promoting web forums as a way of engaging users and rather has email-based customer care and a call center that takes live customer inquiries around the clock. Likewise, the Company does not believe its popularity on microblogging websites has any correlation to its product quality and popularity. And the nearly two-year-old CCTV event cited in the Seeking Alpha Article has been addressed by NQ Mobile in May 2011.

Additional relevant management action

Management and employees own nearly 40% of the Company’s total current outstanding shares. Share incentive awards granted to NQ Mobile employees typically vest over four-year periods. NQ Mobile’s founders have recently announced a two-year lock-up which means they will not sell for at least three years post-IPO and for nine years following the establishment of the Company. In addition, the senior management team of the Company has completed a $2 million management purchase plan this year, and NQ Mobile announced a share repurchase program where it may repurchase up to $20 million worth of its outstanding ADSs over the next 12 months.

NQ Mobile remains committed to open and transparent communication with its investors.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of trusted mobile Internet services built on its world-class acquisition, engagement and monetization platform. The company was one of the first to recognize the growing security threats targeting smartphone users and now has about 242 million registered and 85 million active user accounts globally. NQ Mobile’s cloud-based trust platform has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile is recognized as a global pioneer in mobile innovation and technology leadership. NQ Mobile maintains dual headquarters in Dallas, TX, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” as defined under applicable U.S. securities regulations. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853